Subject:
Check out Blushington
Investment opportunity: Blushington
$646B market opportunity: Blushington

Hi {{FirstName}},

I'm reaching out to see if you'd be interested in Blushington's investment round?

Blushington is redefining the beauty experience for the 304M+ Americans who visit salons each year. With over 4M client appointments already serviced, we have honed a scalable model that clients love, encompassing makeup, skincare, and blowouts—all in one appointment.

Key highlights:

- 4M+ client appointments; $107 average order value & 1.75x average services per visit
- 270+ Pro Artists in shops & 479+ Pro Artists who are discount holders
- $6.5M pipeline value of prospective franchisees, with 1st sold in Florida
- Vogue, New York Times, Forbes, WWD, NBC, Conde Nast, Marketwatch features
- Veronica Beard, Cosmopolitan, Seventeen, Vogue, Farfetch, & Veuve Clicquot partnerships

Blushington is poised for significant growth and is now raising capital to fuel our franchise model, creating access to express luxury beauty experiences in new markets across the country. We're reserving a portion of our round for angel investors interested in shaping the future of the $646B beauty industry.

Could we schedule a call this week to discuss this further?

Thank you,
Natasha